Byzantine Ventures, Inc.
5655 College Avenue, Suite 250
Oakland, California  94618
December 20, 2000
VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:	Division of Investment Management

Re:	Byzantine Ventures, Inc.
Request for Withdrawal of Registration Statement on Form N-2
(File # 333-47808)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Byzantine Ventures, Inc. (the "Company") hereby requests that its Registration Statement on Form N-2 (File No. 333-47808) be withdrawn from registration under the Act prior to effectiveness. Such withdrawal is consistent with the public interest and the protection of investors.

The Company has decided not to commence operations and is in the process of rescinding the contribution of all of its assets from its sole stockholder. Therefore, the proposed public offering has been abandoned. There was no circulation of the preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

Please direct any communications relating to this filing to Douglas L. Hammer, Shartsis, Friese & Ginsburg LLP at (415) 421-6500.


Very truly yours,


BYZANTINE VENTURES, INC.



By: /s/ Robert D. Leppo
Robert D. Leppo
President